March 9, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Stephen Krikorian and Ms. Melissa Walsh

Re:	Northern Technologies International Corporation
Form 10-KSB for the fiscal year ended August 31, 2006
File No. 001-11038

Dear Ladies and Gentlemen:

We are responding to the comment letter dated February 15, 2007, from Mr. Stephen Krikorian to Mr. G. Patrick Lynch, President and Chief Executive Officer of Northern Technologies International Corporation (the “Company”), regarding the Company’s Form 10-KSB for the fiscal year ended August 31, 2006 filed with the Securities and Exchange Commission on November 21, 2006.

The following response is made to the sole comment that was contained in your letter dated February, 2007.

Form 10-KSB for the Fiscal Year Ended August 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, p. 31

1.

Comment: We note that the principal auditor’s report indicates that they did not audit the financial statements of certain joint ventures. Revise to provide the audit report of the other auditors or identify where the audit reports are included. Refer to Rule 2-05 of Regulation S-X. Also note that if the other auditors’ reports refer to financial statements prepared in accordance with a foreign GAAP, please ensure that one of the auditor’s reports clearly states who was responsible for auditing the conversion of the financial statements from the foreign GAAP into U.S. GAAP used in the consolidated financial statements.

Response: The Company is in the process of obtaining consents to include the audit reports that relate to the financial statements of six of the Company’s joint ventures and as soon as such consents are obtained, the Company will file an amendment to its Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 to include such reports as additional exhibits to the filing. The Company informs the staff that Virchow, Krause & Company LLP, the Company’s principal auditor performed sufficient additional procedures under AU 543 to enable it to take responsibility for the audit reports for the two largest joint ventures (Germany and

Japan) and reported accordingly. Therefore, when the amendment to the Company’s annual report on Form 10-KSB is filed, audit reports covering the following joint ventures will be included in such Form 10-KSB:

Finland France Korea Singapore Sweden Thailand

The Company respectfully requests that the staff not require that it file the reports related to the financial statements of any of the other joint ventures (except for the joint ventures listed above) for the following reasons: (a) the effect of the operations of any single one of these joint ventures, and the value of the recorded investment of any single one of these other joint ventures, is immaterial to the Company’s financial statements taken as a whole, (b) equity investments in joint ventures is 46.3% of the total assets of The Company, the percentage of the total equity investment at August 31, 2006 represented by the above-named joint ventures (including Germany and Japan) is 75.3%% and the percentage of equity method income and fee income is 73.9%, and (c) our shareholders will not significantly benefit from the additional cost and time of obtaining the consents from the other accounting firms representing an insignificant percentage of the overall balance.

The Company further informs the staff that when it files the amendment to the Company’s annual report on Form 10-KSB, it will include a revised report from Virchow, Krause & Company LLP that states that it responsible for auditing the conversion of the financial statements from any foreign GAAP that is referenced in any of the audit reports to be filed into U.S. GAAP.

After you have had an opportunity to review the above response to your comments, please call me at (763) 225-6637 to discuss any further questions or comments you might have concerning the Form 10-KSB.

Very truly yours,

____________________

Matthew C. Wolsfeld, CPA
Chief Financial Officer
(Principal Financial and Accounting Officer and Duly
Authorized to Sign on Behalf of the Registrant)